EXHIBIT 10.1

June 13, 2013

Jeffrey C. Campbell
[redacted]

Dear Jeff,

I am pleased to confirm our offer for the position of Executive Vice President, Chief Financial Officer (“CFO”) at American Express Company (“Company”) reporting to me. I look forward to working with you to make many lasting contributions to American Express. You will start with the Company no earlier than July 8, 2013 and no later than July 15, 2013.  You will not assume the title or responsibility of CFO until the Company has filed its SEC Form 10-Q for the second quarter, which must be filed no later than August 9, 2013.

The compensation for this position consists of:

Salary: A bi-weekly salary of $38,461 which equals $1,000,000 on an annualized basis, less taxes and applicable withholdings.  American Express has a biweekly pay cycle with pay dates occurring on every other Friday.

Band: As EVP, CFO you will be a Band 99 Executive Officer.

Annual Incentive: You will be eligible to participate in the Company’s Annual Incentive Award (AIA) program. The actual amount of your award is based on individual contributions which are determined by business unit and organizational performance. Your full year guidance value is $3,500,000. The actual amount paid may be more or less, depending on performance and as approved by the Compensation and Benefits Committee (CBC). For performance year 2013, payable in February 2014, your target value is pro-rated and is approximately $1,600,000 (assuming a July 15th start date). The actual amount paid may be more or less, depending on performance and as approved by the CBC. Award payments are contingent upon your continuous employment through the payment dates.

Portfolio Grant 2013-2015: A Portfolio Grant (PG 2013-2015) award with a target of $1,500,000 granted upon hire, subject to performance against specific financial and corporate objectives, payable generally in cash in February 2016. We expect the Portfolio Grant to be awarded annually. As an illustration, the next Portfolio Grant program would be expected to be granted in January 2014, and would cover the performance period between 2014 and 2016.

Equity Awards with a target of $2,500,000, comprised of the following:

Performance-Vesting Restricted Stock Units (Performance RSU):  The grant date for this award will be July 31, 2013, and the next annual grant date for subsequent awards would be planned for January 2014.  The award will vest in the first quarter of 2016, subject to the Company’s ROE performance hurdle under the 2013-15 Performance RSU grant that applies to other 2013 annual senior executive Performance RSU awards and your continuous employment with the Company through the vesting date.

Stock Options: The grant date will be July 31, 2013 and the next annual grant date for subsequent awards would be planned for January 2014. The stock option will have an exercise price based on the closing price of the Company's stock on the date of grant. This award vests in full in the first quarter of 2016, subject to performance hurdle of positive Company net income in 2013-15 that applies to other 2013 annual senior executive stock option awards and your continuous employment with the Company through the vesting date.

The targeted value of the awards will be approximately 75% Performance-Vesting Restricted Stock Units and 25% Stock Options. You will receive an equal number of Performance RSUs and Stock Options. Performance RSUs are valued using the grant date closing price of AXP shares and Stock Options are valued using the grant date Black-Scholes value.

 In addition, you will receive as a new hire:

•	New-hire Equity Awards with a target of $5,000,000, comprised of the following:

Performance-Vesting Restricted Stock Units:  The grant date will be July 31, 2013. The award will vest three years from the grant date, subject to the Company’s ROE performance hurdle applicable under the 2013-15 Performance RSU grant that applies to other 2013 annual senior executive Performance RSU awards and your continuous employment with the Company through the vesting date.

Stock Options: The grant date will be July 31, 2013. The stock option will have an exercise price based on the closing price of the Company's stock on the date of grant and a 10-year option term. This award vests in full three years after the grant date, subject to the same performance hurdle of positive Company net income in 2013-15 as applies to other 2013 annual senior executive stock option awards and your continuous employment with the Company through the vesting date.

The targeted value of the awards will be approximately 75% Performance-Vesting Restricted Stock Units and 25% Stock Options. You will receive an equal number of Performance RSUs and Stock Options. Performance RSUs are valued using the grant date closing price of AXP shares and Stock Options are valued using the grant date Black-Scholes value.

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Special cash payments totaling $4,000,000 payable in two installments.  The first payment will be $2,000,000 payable within 14 days after the first anniversary of your date of hire. The second payment will be $2,000,000 payable within 14 days after the second anniversary of your date of hire. These special cash payments are subject to applicable withholdings and deductions and are contingent upon your continuous employment in good standing through the respective payment dates, except as provided below. Also, these special cash payments are required to be repaid in full if you voluntarily resign (other than due to “disability” as defined under the American Express Company 2007 Incentive Compensation Plan) or are terminated for Good Cause within 12 months after receipt of the special cash payments. Good Cause is defined in the American Express Senior Executive Severance Plan (“Severance Plan”). Any unpaid installment of this cash award will be immediately paid to you if your employment is terminated by the Company other than for Good Cause or terminates due to your death or disability.

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A new-hire Portfolio Grant 2012-2014 award with a target of $3,000,000, subject to performance against the same specific financial and corporate objectives for 2012-14 as apply to other 2012 annual senior executive Portfolio Grants; payable generally in cash in February 2015.

The equity and Portfolio Grant awards specified above and other compensation and benefits are subject to your continuous employment with the Company through the respective vesting dates and the terms of the applicable plan documents. In the event that you leave American Express, and you are not eligible for continued vesting provisions (including receipt of serial severance payments or retirement), any portion of the award that is unvested will be forfeited on your last day of employment.

As is the case for other senior executives, your long-term incentive awards are all subject to the Company’s Detrimental Conduct provisions. These provisions prohibit you from engaging in conduct detrimental to the Company both during your employment with the Company and for a period of time after you leave. As a condition for participation in the long-term incentive program, you must sign and return the Detrimental Conduct agreement, which will be forwarded to you following your start date. Some of the areas it covers include non-competition, non-solicitation of customers and employees, and nondisclosure of confidential information.  However, by this offer, your Detrimental Conduct agreement is deemed modified to provide that Section 2(g) (“Other Detrimental Conduct”) shall not apply and that the Company will not denigrate you to the media or financial analysts in the event you leave the Company.

You are immediately eligible to participate in the Severance Plan, as amended from time to time.  Under the current terms of the Severance Plan, you would be eligible for two years of severance.  Severance would be comprised of two years of salary and two years of bonus paid out on a serial basis over 104 weeks (“Severance Period”) commencing at the end of your Notice Period.  Per Company policy, during the Notice Period and Severance Period you will continue to vest in any outstanding equity and Portfolio Grant awards, including those grants specified in this offer.  To the extent you are notified that your employment is terminated prior to August 8, 2014, you will receive a Notice Period through at least that date.  During the Severance Period, awards granted on or after January 1, 2014 will continue to vest until the earlier of (i) the end of the Severance Period or (ii) when you commence full-time employment at another entity; awards granted prior to January 1, 2014 vest until the end of the Severance Period.

The Company's Senior Management Stock Ownership Guidelines require you to own 75,000 shares. Further, 50% of the net shares (75% until 75,000 shares ownership goal is met) received after vesting of RSUs or upon exercise of stock options must be held for at least one year.

You are immediately eligible to participate in the Company's 401(k) plan, the Retirement Savings Plan (RSP).  You become eligible for RSP Company Matching Contributions after 6 months of service and are automatically eligible for the annual Profit Sharing Contribution, if any, after 6 months of service. You are eligible to participate in the non-qualified retirement plan, the Retirement Restoration Plan (RRP), which is designed to restore 401(k) excess plan benefits above the IRS limits. The Deferral Plan accompanies the RRP, giving you a tax-effective way to meet your long-term financial goals by letting you save a portion of your before-tax pay above what you contribute to the RSP.  You may participate in the Deferral Plan provided that you meet the eligibility requirements and you elect to participate within the first thirty (30) days following your start date. Participating in the Deferral Plan is also the only way you can get a Company Matching Contribution on your Total Pay above the IRS Compensation Limit.

Health and welfare benefit coverage for full-time employees will take effect on your date of hire if you elect benefits within 60 days of your hire date. You can access your personalized benefit options online shortly after your hire date.

Additionally, as a senior executive of the Company, you will receive an annual Flexible Perquisite in the amount of $35,000. The first year perquisite payments are prorated from your date of hire and are paid in a lump sum installment shortly following your hire (but not later than sixty (60) days thereafter).

The following will also be provided: 1) annual vacation pay in accordance with the Company’s Paid Time Off Policy for someone at your Band level; 2) annual travel allowance in the amount of $30,000, with the first year’s payment prorated from your date of hire and paid within 60 days of hire, and payable in March thereafter; 3) Key Executive Life Insurance in the amount of four times your base salary (up to $1,500,000 in coverage); and 4) access to garage parking at the World Financial Center, New York.  All compensation, perquisites and benefits are subject to applicable taxes and withholdings.

The Company will pay for up to $20,000 in professional fees incurred to negotiate and prepare this offer and all other agreements related to the terms of this offer.

You are eligible for the Company’s Full Relocation Package for your relocation from California to the New York area including the items listed below.  For more details of the policy, you may contact Tricia Schneider, Director, Global Mobility Services at [redacted].

•	Company buyout or retention allowance for California home and purchase or rental assistance in New York.

•	100% payment of broker fees, title charges, attorney fees and all other customary charges incurred in connection with your home sale and purchase (no caps)

•	Payment of transfer taxes in San Francisco, New York City (as applicable), and any Mansion Taxes.

•	Temporary living for two (2) months up to $600/day in New York with an additional two (2) months of duplicate living expenses, if needed.

•	One home finding trip, one trip to start work, and one trip to return home to move household goods. All via first class airfare for two family members.

•	Packing/unpacking and movement of household goods and two vehicles and assimilation assistance to New York.

•	Miscellaneous allowance of $7,500 to offset expenses.

•	Gross-up of taxable relocation benefits according to policy based on company derived income and W-4 filing status.

As a senior executive of American Express, you will be governed by all the policies and procedures of American Express and its affiliates, including without limitation the Senior Management Stock Ownership Guidelines and the Code of Conduct.

As a new employee of American Express, you are subject to the terms of the American Express Employment Arbitration Policy. The Policy provides that arbitration is the final, exclusive and required forum for the resolution of all employment-related disputes that are based on a legal claim between you and the Company.  The Policy and a form you must sign agreeing to abide by the Policy will be provided to you on your first day of employment.

In accordance with Company policy, this offer and information are subject to governing plans and documents (as modified by the terms above), and is contingent on our receiving the following.

•	A signed Employment Arbitration Policy Acknowledgement Form,
•	Original documentation verifying United States citizenship or authorization to work in the U.S. and compliance with export encryption requirements.

Please Note:  American Express participates in the E-Verify Program.  E-Verify is an Internet-based system operated by the Department of Homeland Security (DHS) that allows employers to verify the employment eligibility of their employees, regardless of citizenship. E-Verify electronically compares information on the Form I-9 against the records contained in DHS and Social Security Administration (SSA) databases.

Original documentation which verifies U.S. citizenship or proper documentation of alien work status will be requested from you on your first day of employment. An electronic Form I-9, including a link to the List of Acceptable documents will be sent to you at the email address we have on file for you. It is your responsibility to complete Section 1 of the Form I-9 prior to your start date. You will also be required to bring with you and present your original work authorization documents (for physical inspection) on your start date (copies are not acceptable).  You should bring with you either one piece of identification that appears in Column A or one piece from column B and one piece from column C.   Should you be unable to provide the necessary documents within the government mandated 72 hours, you may be terminated, and paid only for the orientation attended.

This position is located in the American Express Tower in New York City.

Your employment at American Express is at-will, and either you or the Company may terminate the relationship with our without cause at any time, without prejudice to your rights to receive whatever compensation and benefits you are otherwise entitled to pursuant to this offer or under the terms of applicable Company programs such as the Severance Plan. Also, the Company plans and programs may be amended or terminated by the Company at any time. The Federal Reserve Board or other regulatory bodies may from time to time require changes to the compensation programs.

Also included with this Offer Letter is the Notice and Acknowledgement of Pay Rate and Pay Date (“Notice”).  The New York State Department of Labor requires that all New York hires receive this Notice.  Please acknowledge your receipt of this Notice by signing it.

Lastly, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act requires a publicly traded company to recover from each of its executive officers (“EO”), both current and former, some or all of the incentive compensation paid to the EO in the event a company has to restate its earnings.  The statute requires the Company to review the incentive compensation received by all EOs in the 3-year period preceding the restatement and recover any amount in excess of what would have been paid if the earnings had been stated correctly.  Included in this letter is a form the Company requires you to sign to comply with Section 954.

Please indicate your acceptance of the offer of employment with the Company by signing and returning a scanned copy of this letter via email to Kathleen McCarthy, SVP, Talent Acquisition & Management
([redacted]). This offer shall supersede any prior offer, and will be considered null and void if not signed by you and returned to me by June 20, 2013.  Also return to Kathleen McCarthy the New York wage Notice and the Dodd-Frank form.

This offer is irrevocable and open for your acceptance for six business days from the date of the letter.  Please do not hesitate to call me with any questions.  Welcome aboard!

Warm regards,

/s/ Kenneth I. Chenault
Kenneth I. Chenault
Chairman and Chief Executive Officer

Offer Accepted:

/s/ Jeffrey C. Campbell	6/19/13
Jeffrey C. Campbell	Date